CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

EXPRESSED IN CANADIAN DOLLARS

INDEPENDENT AUDITORS' REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Standards Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 28, 2013

GOLD STANDARD VENTURES CORP.
 (An Exploration Stage Company)
December 31, 2012
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2012	2011
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	10,785,758	7,886,869
Receivables (Note 4)	102,953	93,596
Prepaid expenses (Note 5)	85,948	71,508
	10,974,659	8,051,973

Property and equipment (Note 6)	41,652	58,912

Exploration and evaluation assets (Note 7)	42,165,595	17,126,450

Reclamation bonds (Note 8)	300,658	75,207

	53,482,564	25,312,542

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,838,851	1,210,776
Due to shareholders (Note 12)	-	2,005
	1,838,851	1,212,781

Shareholders' equity
Share capital (Note 10)	60,102,516	27,828,590
Reserves (Note 10)	4,316,102	3,852,852
Deficit	(12,774,905)	(7,581,681)
	51,643,713	24,099,761

	53,482,564	25,312,542

Nature and Continuance of Operations (Note 1), Commitments (Note 16) and Subsequent Events (Note 17)

These consolidated financial statements are authorized for issuance by the Board of Directors on March 28, 2013.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2012	2011
	$	$

Expenses
Advertising and promotion	97,756	67,985
Bank charge and interest	17,383	8,523
Consulting fees	186,472	167,073
Depreciation	17,260	17,261
Foreign exchange loss	522,946	56,224
Insurance	50,857	20,762
Investor relations	255,974	234,388
Management fees	675,712	424,000
Office	219,801	210,033
Professional fees	493,239	450,569
Property investigation	-	17,041
Regulatory and shareholders’ service	263,726	66,094
Rent	126,354	122,630
Share-based compensation (Note 10)	1,340,120	1,468,957
Travel and related	780,266	465,546
Wages and salaries	223,650	192,568

	(5,271,516)	(3,989,654)

Interest income	78,292	93,083
Loss on debt settlement (Note 10)	-	(242,309)

Loss and comprehensive loss for the year	(5,193,224)	(4,138,880)

Basic and diluted loss per share	(0.07)	(0.07)

Weighted average number of common
shares outstanding	75,049,087	56,559,912

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2012	2011
	$	$
Cash flows used in operating activities
Net loss for the year	(5,193,224)	(4,138,880)
Items not affecting cash and cash equivalents
Depreciation	17,260	17,261
Share-based compensation	1,340,120	1,468,957
Loss on debt settlement	-	242,309
Changes in non-cash working capital items
Increase in receivables	(9,357)	(44,226)
Increase in prepaid expenses	(14,440)	(21,805)
Decrease in accounts payable and accrued liabilities	(21,075)	(8,918)
	(3,880,716)	(2,485,302)

Cash flows used in investing activities
Reclamation bonds	(225,451)	(38,487)
Exploration and evaluation assets expenditures	(24,389,995)	(8,704,435)
	(24,615,446)	(8,742,922)

Cash flows from financing activities
Proceeds from share issuances	20,514,000	11,950,000
Share issuance costs	(1,863,253)	(990,510)
Proceeds from exercise of warrants	12,078,559	3,967,967
Proceeds from exercise of stock options	667,750	78,000
Shareholders' loan repayment	(2,005)	-
	31,395,051	15,005,457

Net change in cash and cash equivalents	2,898,889	3,777,233

Cash and cash equivalents, beginning of year	7,886,869	4,109,636

Cash and cash equivalents, end of year	10,785,758	7,886,869

Non-cash transactions
Financing fees - warrants	-	752,464
Shares issued for debt settlement	-	467,309
Exploration and evaluation assets expenditures in accounts payable and accrued liabilities at year end	1,559,798	910,648
Due to shareholders offset by prepaid expenses	-	1,750

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Share Capital	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2010	42,735,559	12,855,676	2,111,153	(3,739,471)	11,227,358

Shares issued for cash	12,578,947	11,950,000	-	-	11,950,000
Warrants exercised	4,896,191	4,079,936	(111,969)	-	3,967,967
Stock options exercised	120,000	149,083	(71,083)	-	78,000
Shares issued for debt settlement	346,155	467,309	-	-	467,309
Share issuance costs	-	(1,673,414)	-	-	(1,673,414)
Agents warrants issued for	-	-	752,464	-	752,464
private placements
Share-based compensation	-	-	1,468,957	-	1,468,957
Stock options cancelled	-	-	(296,670)	296,670	-
Net loss for the year	-	-	-	(4,138,880)	(4,138,880)
Balance at December 31, 2011	60,676,852	27,828,590	3,852,852	(7,581,681)	24,099,761

Shares issued for cash	10,000,000	20,514,000	-	-	20,514,000
Share issuance costs	-	(1,863,253)	-	-	(1,863,253)
Warrants exercised	12,193,257	12,386,529	(307,970)	-	12,078,559
Stock options exercised	950,000	1,236,650	(568,900)	-	667,750
Share-based compensation	-	-	1,340,120	-	1,340,120
Net loss for the year	-	-	-	(5,193,224)	(5,193,224)
Balance at December 31, 2012	83,820,109	60,102,516	4,316,102	(12,774,905)	51,643,713

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV. On June 12, 2012, the Company began to trade on NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2012, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes they have sufficient working capital to maintain the next 12 months of operations.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation
These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Cash and cash equivalents
The Company considers all highly liquid instruments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value to be cash equivalents.

Exploration and evaluation assets
Pre-exploration costs are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained.  When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2012 and 2011, there were no significant restoration and environmental obligations.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Share-based compensation
The Company operates an employee stock option plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to reserves.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation bonds as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in the statements of comprehensive loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities.

As at December 31, 2012, the Company does not have any derivative financial assets and liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the fiscal period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 5,000,526 (2011 – 17,008,783).

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2012 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2013 or later:

a)
 IFRS 7 – Financial Instruments: Disclosures applied to offsetting financial assets and financial liabilities in accordance with IAS 32. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

b)
 IFRS 9 – Financial Instruments: Classification and Measurement applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

c)
 IFRS 10 – Consolidation replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

d)
 IFRS 12 – Disclosure of Interest in Other Entities establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, and special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces additional disclosures addressing the nature of, and risks associated with, an entity’s interests in other entities. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Accounting pronouncements not yet adopted (continued)

e)
 IAS 27 – Separate Financial Statement addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

f)
 IAS 1 – Presentation of Financial Statements amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect any effect on the Company’s financial statements.

g)
 IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

NOTE 3 – Cash and Cash Equivalents

	December 31, 2012	December 31, 2011
	$	$
Cash at bank	2,137,699	1,707,465
Cash held in lawyers’ trust account	90,894	86,576
Cash equivalents	8,557,165	6,092,828

	10,785,758	7,886,869

NOTE 4 - Receivables

	December 31, 2012	December 31, 2011
	$	$
Sales tax receivable	102,953	92,579
Employee advances	-	1,017

	102,953	93,596

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 5 – Prepaid Expenses

	December 31, 2012	December 31, 2011
	$	$
Prepaid expenses	79,791	65,351
Deposits	6,157	6,157

	85,948	71,508

NOTE 6 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2011 and December 31, 2012	65,275	21,028	86,303
Depreciation:
At December 31, 2011	19,583	7,808	27,391
Charge for the year	13,056	4,204	17,260
At December 31, 2012	32,639	12,012	44,651
Net book value:
At December 31, 2011	45,692	13,220	58,912
At December 31, 2012	32,636	9,016	41,652

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2010 and 2011	65,275	21,028	86,303
Depreciation:
At December 31, 2010	6,527	3,603	10,130
Charge for the year	13,056	4,205	17,261
At December 31, 2011	19,583	7,808	27,391
Net book value:
At December 31, 2010	58,748	17,425	76,173
At December 31, 2011	45,692	13,220	58,912

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 7 – Exploration and Evaluation Assets

Expenditures for the fiscal year related to exploration and evaluation assets located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	South Railroad	Total
	$	$	$	$	$

Balance as at December 31, 2010	1,215,139	6,839,955	126,704	-	8,181,798

Claim maintenance fees	72,325	159,782	29,402	-	261,509
Consulting	40,941	494,421	13,811	9,164	558,337
Data analysis	2,402	18,225	68,898	-	89,525
Drilling	368,615	5,664,552	-	-	6,033,167
Equipment	2,035	28,093	-	-	30,128
Geological	1,235	37,032	42,996	-	81,263
Lease payments	145,997	129,724	49,020	83,288	408,029
Sampling and processing	15,879	233,478	14,914	-	264,271
Site development	-	281,582	-	-	281,582
Supplies	65,516	793,462	8,079	-	867,057
Travel	-	65,884	3,900	-	69,784
	714,945	7,906,235	231,020	92,452	8,944,652

Balance as at December 31, 2011	1,930,084	14,746,190	357,724	92,452	17,126,450

Property acquisition and staking costs	47,827	-	-	-	47,827
Exploration expenses
Claim maintenance fees	176,121	55,651	41,476	10,784	284,032
Consulting	62,786	1,044,743	146,924	26,254	1,280,707
Data analysis	4,598	141,786	10,863	-	157,247
Drilling	448,837	14,685,461	1,600,491	-	16,734,789
Equipment	8,777	182,629	17,187	-	208,593
Geological	9,849	88,201	48,636	-	146,686
Lease payments	189,282	164,115	54,714	1,385,260	1,793,371
Sampling and processing	142,073	749,969	104,859	-	996,901
Site development	22,806	567,964	-	-	590,770
Supplies	11,044	2,185,516	482,830	-	2,679,390
Travel	1,408	103,390	14,034	-	118,832
	1,125,408	19,969,425	2,522,014	1,422,298	25,039,145

Balance as at December 31, 2012	3,055,492	34,715,615	2,879,738	1,514,750	42,165,595

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:
•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall (incurred)
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	940,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500	(Paid)
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(paid)
2012	20,000	(paid)
2013	30,000
2014	40,000
2015	50,000
2016-2020	60,000

Each lease has an option to purchase prior to commencement of any mining activities for US$1,500,000 and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project (continued)

In April 2012, the Company entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

In July 2012, the Company entered into a mining lease agreement to lease a 100% right in certain unpatented mining claims for a period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1,000,000 in year five and a further 1% for US$2,000,000 in year eight. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$60,000 increasing to US$100,000.

Railroad Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, the Company must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.
RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad Project (continued)

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040	(Paid)
2013	78,588
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1,000,000 in year five and a further 2% for US$3,000,000 in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date (incurred) and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2,500,000 over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad Project (continued)

In December 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at December 31, 2012, the Company had paid US$150,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

South Railroad Project

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the South Railroad project (“South Railroad”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$ 63,522	(Paid)
2012	72,236	(Paid)
2013	72,236
2014	84,940
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$53,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 7 - Exploration and Evaluation Assets – (continued)

South Railroad Project (continued)

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement and the annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term, US$750,000 during the second year of the lease term, and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

NOTE 8 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $300,658 (US$301,696) (December 31, 2011 - $75,207 (US$73,931)).

NOTE 9 – Accounts Payable and Accrued Liabilities

	December 31, 2012	December 31, 2011
	$	$
Accounts payable	1,702,930	665,801
Accrued liabilities	135,921	544,975

	1,838,851	1,210,776

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 10 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value

Issued Share Capital

In February 2011, the Company issued 346,155 shares with a value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,029,050 net of cash commissions and expenses of $920,950.

In June 2012, the Company closed a private placement whereby 10,000,000 shares at US$2.00 (equivalent to $2.0514) per share were issued for proceeds of $18,650,747 net of cash commissions and expenses of $1,863,253.

Share Purchase Warrants

In conjunction with the March 2011 financing, the Company issued 880,526 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

During the year ended December 31, 2012, 12,193,257 warrants were exercised for proceeds of $12,078,559.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2010	16,989,448	0.94
Issued	880,526	0.95
Exercised	(4,896,191)	0.81
Outstanding at December 31, 2011	12,973,783	0.99
Exercised	(12,193,257)	0.99
Outstanding at December 31, 2012	780,526	0.95

A summary of the share purchase warrants outstanding at December 31, 2012 is as follows:

Exercise Price	Number Outstanding	Expiry Date
$
0.95	780,526	March 3, 2013

Subsequent to year end, these share purchase warrants expired on March 3, 2013 (Note 17).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 10 - Share Capital and Reserves – (continued)

Stock Options

On June 13, 2012, the shareholders of the Company approved and amended the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options for a period of three years, valued at $0.55 per option for a total of $109,295 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

In February 2012, the Company granted 740,000 stock options for a period of five years, valued at $0.98 per option for a total of $724,722 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In March 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.54 per option for a total of $230,486 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In June 2012, the Company granted 25,000 stock options for a period of five years, valued at $2.21 per option for a total of $55,223 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.21%, a forfeiture rate of 0%, and volatility of 115%.

In August 2012, the Company granted 50,000 stock options for a period of five years, valued at $1.42 per option for a total of $71,153 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.38%, a forfeiture rate of 0%, and volatility of 126%.

In September 2012, the Company granted 20,000 stock options for a period of five years, valued at $1.42 per option for a total of $28,452 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.31%, a forfeiture rate of 0%, and volatility of 126%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 10 - Share Capital and Reserves – (continued)

Stock Options (continued)

In September 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.53 per option for a total of $230,084 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.31%, a forfeiture rate of 0%, and volatility of 126%.

During the year ended December 31, 2012, 950,000 stock options were exercised for proceeds of $667,750.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2010	3,000,000	0.70
Granted	1,955,000	0.99
Exercised	(120,000)	0.65
Forfeited	(800,000)	0.80
Outstanding at December 31, 2011	4,035,000	0.83
Granted	1,135,000	1.40
Exercised	(950,000)	0.70
Outstanding at December 31, 2012	4,220,000	1.01

A summary of the stock options outstanding and exercisable at December 31, 2012 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.65	1,305,000	1,305,000	July 13, 2015
0.82	200,000	200,000	October 6, 2015
0.71	700,000	700,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	715,000	715,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
2.73	25,000	25,000	June 1, 2017
1.68	50,000	50,000	August 30, 2017
1.68	20,000	20,000	September 4, 2017
1.81	150,000	150,000	September 5, 2017
	4,220,000	4,220,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 11 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at December 31, 2012
	Canada		US		Total
	$		$		$
Reclamation bonds		-		300,658		300,658
Property and equipment		33,730		7,922		41,652
Exploration and evaluation assets		-		42,165,595		42,165,595
		33,730		42,474,175		42,507,905

	As at December 31, 2011
	Canada		US		Total
	$		$		$
Reclamation bonds		-		75,207		75,207
Property and equipment		47,822		11,090		58,912
Exploration and evaluation assets		-		17,126,450		17,126,450
		47,822		17,212,747		17,260,569

NOTE 12 - Related Party Transactions

During the year ended December 31, 2012, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
Incurred rent expense of $73,575 (December 31, 2011 - $73,575) to a company controlled by a director and officer of the Company. As at December 31, 2012, an advance of $7,913 (December 31, 2011 - $16,913), on account of future expenses was included in prepaid expenses and $6,867 (December 31, 2011 - $17,491) was included in accounts payable and accrued liabilities owing to a company controlled by a director and officer of the Company.

ii.
As at December 31, 2012, an advance of $1,480 (December 31, 2011 - $Nil) to a company controlled by a director and officer of the Company, on account of future expenses was included in prepaid expenses.

iii.	As at December 31, 2012, $6,974 (December 31, 2011 - $Nil) was included in accounts payable and accrued liabilities owing to a company controlled by a director of the Company.

iv.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at December 31, 2012, there is a balance outstanding of $Nil (December 31, 2011 - $2,005).

v.	As of December 31, 2012, $Nil (December 31, 2011 - $6,000) was included in accounts payable and accrued liabilities owing to a former director of the Company.

vi.	As of December 31, 2012, $Nil (December 31, 2011 - $6,720) was included in accounts payable and accrued liabilities owing to a director of the Company.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 12 - Related Party Transactions  - (continued)

Summary of key management personnel compensation:
	For the year ended December 31,
	2012	2011
	$	$
Management fees	675,712	424,000
Professional fees	12,000	70,000
Secretarial fees	-	9,000
Exploration and evaluation assets expenditures	281,664	134,518
Wages and salaries	14,577	33,629
Share-based compensation	832,722	589,111
	1,816,675	1,260,258

In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

NOTE 13 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2012	2011
	$	$

Loss before income taxes	(5,193,224)	(4,138,880)

Combined federal and provincial statutory income tax rate	25.00%	26.50%

Expected income tax recovery at statutory tax rates	(1,298,000)	(1,097,000)
Impact of different statutory tax rates on earnings of subsidiaries	(186,000)	(31,000)
Non-deductible expenditures	477,000	395,000
Impact of future income tax rates applied versus current statutory rate	-	33,000
Share issuance costs	(466,000)	(244,000)
Change in unrecognized deductible temporary differences and others	1,473,000	944,000
Total	-	-

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 13 – Income Taxes – (continued)

Significant components of deferred tax assets that have not been set up are as follows:

	As of December 31,
	2012	2011
	$	$

Share issuance costs	603,000	326,000
Non-capital losses	3,211,000	1,805,000
Capital assets	5,000	4,000
Exploration and evaluation assets	1,127,000	1,127,000
Total	4,946,000	3,262,000

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been included on the statements of financial position are as follows:

	As of December 31,
	2012	Expiry dates	2011	Expiry dates
	$		$

Share issuance costs	2,410,000	2013 to 2016	1,304,000	2012 to 2015
Non-capital losses	11,679,000	2014 to 2032	7,595,000	2014 to 2031
Capital assets	19,000	No Expiry	17,000	No Expiry
Exploration and evaluation assets	4,507,000	No Expiry	4,507,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

• Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
• Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and amounts due to shareholders.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2012, the Company had a net monetary asset position of US$2,597,212.  Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $26,000.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

NOTE 16 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring a monthly rent payment of US$4,400.  As at December 31, 2012, a security deposit of US$2,400 was paid and is included in prepaid expenses.

Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	52,531	134,935
Payable later than one year and not later than five years	20,601	35,020	55,621
Payable later than five years	-	-	-
Total	103,005	87,551	190,556

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. During 2012, the Board of Directors approved amendments to these consulting agreements whereby the total combined payment will increase to approximately $72,583 per month.

NOTE 17 – Subsequent Events

a)	In March 2013, the Company granted 50,000 stock options exercisable at $1.03 for a period of 5 years.

b)	Subsequent to year end, 780,526 share purchase warrants expired.